Securities Compliance Group Ltd

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December 30, 2014

Via EDGAR

Ms. Sonia Gupta Barros

Associate Director

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Trimax Consulting, Inc.

Registration Statement on Form S-1

Filed November 18, 2014

File No. 333-200344

Dear Ms. Gupta Barros,

On behalf of Trimax Consulting, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1. Please include page numbers throughout your filing and revise the table of contents accordingly.

Response

The Registrant has amended the registration statement accordingly.

2. It appears that you are a shell company as defined in Rule 405 of Regulation C, because you have nominal operations and total assets consisting solely of cash and cash equivalents. Please revise your disclosure throughout to account for the implications of being designated a shell company. Alternatively, please explain why you are not a shell company.

Response

A shell company, as defined in Rule 405 of the Act and Rule 12b-2 of the Securities Exchange Act, is a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. For purposes of this definition, the determination of shell status is predicated upon the registrant's balance sheet as prepared in accordance with U.S. Generally Accepted Accounting Principals. In June, 2005, the Securities and Exchange Commission adopted amendments to Forms 10-K, 10-Q and 20-F to add a box to the cover page of such forms that the registrant must mark to indicate whether or not it is a “shell” company. The identification of a shell company or non-shell company status on the cover page constitutes required disclosure under applicable federal securities laws.

The Registrant is a Nevada corporation incorporated May 18, 2014 and has at all times relevant thereafter been actively engaged in the business of marketing and selling international real estate. From inception through October 31, 2014, the Registrant’s Chief Executive Officer was primarily engaged in necessary corporate formation and organizational activities, including, among other things, engaging suitable accounting and legal professionals, preparing market analyses and marketing materials, researching and identifying potential clients and actively marketing the Registrant’s services through direct telephone marketing and pre-existing relationships. The Registrant obtained its first client, through which engagement it generates revenue.

In the periods since October 31, 2014, the Registrant has serviced its existing client while also expanding its marketing efforts through increased telephone marketing and direct email marketing. The demands of service its existing revenue sources has also required the Registrant to spend considerable time in delivering that service. These operational efforts, together with the time demands associated with completing the Registrant’s recent offering of its common stock, are common to development stage companies and associated with common organizational efforts and further expansion.

While the Commission has hereinbefore deliberately not defined “nominal operations” (See SEC Release 33-8587) in the context of a shell/non-shell determination, the application of “shell” status to the Registrant would undoubtedly be overbroad in that any developmental stage issuer would then be deemed a shell. Here, it is readily apparent that the Registrant has been actively engaged in the development of its business, whereas to ignore that fact and rely rather upon the length of time of its existence, number of officers, its revenues, or the composition of Registrant’s assets would fly in the face of the practical application of Act and Exchange Act.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Registrant has not drafted or other produced such written communications.

4. Please revise your disclosure throughout to reconcile discrepancies regarding your estimated costs of registering these shares and being a public company. For example only, you include a risk factor that you estimate future legal and accounting costs associated with being a public company will be $20,000, while in your Liquidity and Capital Resources disclosure you estimate that your yearly accounting costs will be $15,000 and your yearly legal costs will be $10,000.

Response

The Registrant has amended the relevant risk disclosure to reflect the anticipated cost of being a public company, $25,000:

“We may be unable to continue paying the costs of being public.

The costs of being a public company may be substantial and the Company may not be able to absorb the costs of being a public company which may cause us to cease being public in the future or require additional fundraising in order to remain in business. We estimate that in the future, costs for legal and accounting at $25,000 per year.”

Prospectus Cover Page

5. Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K for guidance.

Response

The front page of the Prospectus has been amended to meet the requirements of Item 501(b).

Summary Information

6. We note your disclosure that in no event will you extend the offering beyond October 31, 2014. Please revise.

Response

The Registrant has amended the disclosure to correct the scrivener’s error as follows:

Termination of the Offering: The offering will commence of the effective date of this prospectus and will terminate on or before _________. Although we do not presently intend to do so, we have the right to amend the terms of the offering, but in no event will we extend the offering beyond October 31, 2015. Our Director may cancel the offering at any time.

Summary Financial Information

7. It appears that a portion of this disclosure is missing. Please advise or revise.

Response

The Registrant has amended the prospectus to include the following:

TRIMAX CONSULTING, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

	For the period May 19, 2014 to October 31, 2014	For the period May 19, 2014 (Inception)to October 31, 2014
	(Audited)	(Audited)

Revenues	$3,000	$3,000

Operating Expenses	7,713	7,713

Net Income(Loss) from Operations	(4,713)	(4,713)

Other Income(Expenses)
Interest Expense	0	0

Net Income(Loss) from Operations
Before Income Taxes	(4,713)	(4,713)

Tax Expense	0	0

Net Income(Loss)	$(4,713)	$(4,713)

Basic and Diluted Loss Per Share	(0.0009)

Weighted average number
of shares outstanding	5,000,000

"The accompanying notes are an integral part of these financial statements"

Risk Factors

8. We note your disclosure that you may need additional financing after the initial twelve month period. Please include a risk factor discussing the risks of a potential lack of sources of additional financing.

Response

The Registrant has amended its risk factor disclosure to include:

We do not yet have substantial assets or revenues and are largely dependent upon the proceeds of this offering to fully fund our business. If we do not the sell shares in this offering we may have to seek alternative financing to complete our business or abandon them.

We have limited capital resources. To date, the Company has funded its operations from limited funding and our lone client engagement, and has not generated sufficient cash from operations to be profitable. Unless the company begins to generate sufficient revenues to finance operations as a going concern, we may experience liquidity and solvency problems. Such liquidity and solvency problems may for us to cease operations if additional financing is not available. No known alternative sources of funds are available to the Company in the event it does not have adequate proceeds from this offering. However, the Company believes that the net proceeds of this offering will be sufficient to satisfy operating requirements for the next twelve months

The Company may not be able to attain profitability without additional funding, which may be unavailable.

The Company has limited capital resources. Unless the Company begins to generate sufficient revenues to finance operations as a going concern, the Company may experience liquidity and solvency problems. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

Business Operations

9. Please fill in the blank in the second paragraph under this heading. It appears that this information is available.

Response

The Registrant has revised the prospectus to read:

“Due to startup costs, legal and accounting expenses, the company has suffered net losses of ($4,713) from inception to October 31, 2014”

Revenues

10. Please tell us whether Innovation Consulting International, LLC is a related party. Also, clarify the monthly fee with this customer.

Response

The Registrant states that Innovation Consulting International, LLC is not a related party. Pursuant to its contract with Innovation, the Registrant is to be paid the sum of $2,000/00 per month. Accordingly, the Registrant has amended its business operations disclosure to reflect the same:

“Revenues

The Company will seek to offer our services to current and prospective tax certificates and tax lien investors. The Company offers its services on a flat monthly fee basis. Initially, we believe that we can offer our services at a fixed fee of $2,000-$3,000 per month. Each engagement at such amount will obligate us to identify up to fifty tax certificate and tax lien investment opportunities to our client. We currently have one engagement, with Innovation Consulting International, LLC for the fee of $2,000 per month”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

11. Please revise your MD&A section to expand your description of the company’s plan of operation as required by Item 101(a)(2) of Regulation S-K. Provide additional details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Response

The Registrant has amended the Management Discussion and Analysis as follows:

“Overview

Trimax Consulting, Inc. or the Company, is a Nevada corporation formed on May 19, 2014. Our principal executive office is located at 319 S. Robertson Blvd, 2nd Floor, Beverly Hills CA 9021

The Company is principally engaged in the business of marketing an array of property tax lien services including (a) identifying property tax lien auctions and property tax liens for sale; (b) providing valuation services with regards to real property subject to property tax liens; and (c) providing consultative and advisory services to property tax lien investors in regards to purchasing property tax liens, servicing property tax liens and adjudicating property tax liens.

Since our inception we have engaged in the following significant operating activities:

•	Company set up
a.	Incorporate company in state of Nevada
b.	Set up main executive office in Los Angeles
c.	Open up bank account for the company

•	Secured initial capital by a contribution from our founder, Chief Executive Officer and Director

•	Commenced significant other operational activities, such as:
a.	Have researched and identified potential new clients
b.	Have arranged for and met with various potential clients
c.	Have drafted and began production of various marketing materials including a website

As of the date of this Prospectus, we have obtain a written agreement for our services with:

•	Innovation Consulting International, LLC.

Plan of Operation

The registrant has not yet fully developed its marketing infrastructure. The registrant current client and its prospective clients have become known to the Company through the existing relationships of our Chief Executive Officer and form referrals to her. Upon completion of our public offering, our specific goal is to profitably market and sell our services. Our plan of operations for the twelve months following the completion is as follows:

Develop Sales and Marketing Programs: Mos 1-3

Conduct market research through public records to identify profitable tax lien purchase opportunities and active tax lien investors. Develop marketing materials such in print media and online for purposes of direct marketing. Market our services to active tax lien investors through direct mail and email solicitation

Estimated cost: $75,000 - $100,000

Expand Website and Develop Online Marketing Program Mos. 3-6

Develop website to include functionality for visitors to view tax lien purchase opportunities. Create website search engine optimization and pay per click campaigns to create online marketing program. Create online media, such as video and podcast as additional marketing tools.

Estimated cost: $100,000 - $125,000

Expand Direct Sales Programs: Mos. 6-9

Purchase third-party data containing contact information for prospective real estate investors. Begin direct market program involving direct telesales. Expand email marketing program to include opt-in email newsletter featuring investment opportunities.

Estimated cost: $125,000 – $150,000

Engage Sales Professional(s); Pursue Strategic Alliances. 9-12

Engage one or more sales professionals to expand the scope of our direct marketing programs. Create a presence at industry trade shows and within industry groups to enhance brand visibility. Seek to forge relationships with other industry professionals, such as real estate agents, to position company as leading information source for tax lien investor opportunities and management firm.

Estimated Cost: $150,000 - $200,000”

Results of Operations

12. Your statement that you have “meaningfully commenced business operations” is inconsistent with your disclosure in Note 9 that you have no operating history. Please revise.

Response

The Registrant has struck such language from its disclosure.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

Liquidity and Capital Resources

13. The first paragraph under this heading references “available capital reserves of the Company”. However, it appears that you have no capital reserves. Please advise.

Response

The Registrant’s capital reserves are in the form of the $4,500 in cash reflected on its balance sheet. While minimal, such amount would constitute a capital reserve.

For clarification, however, the Registrant has amended its disclosure as follows:

“Development Stage and Capital Resources

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and staff and raising capital. Accordingly, the Company is considered to be in the development stage. The Company has generated minimal revenues from operations and therefore lacks meaningful capital reserves.”

14. It appears that your current ratio and debt/equity have not been calculated as you indicate in this section. Please revise your disclosure or advise us as to how you determined these amounts.

Response

The Registrant has amended the prospectus to include a “liquidity: section as follows:

Liquidity

As of October 31, 2014
Current Ratio*	.52
Total Debt/Equity Ratio**	(2.07)
Total Working Capital***	($4,213)

______

*Current Ratio = Current Assets /Current Liabilities.

** Total Debt / Equity = Total Liabilities / Total Shareholders Equity.

*** Working Capital = Current Assets – Current Liabilities.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

15. This disclosure does not seem to relate to your business. Please revise your revenue recognition policy disclosure to reflect the types of revenues/contracts discussed in the Business Operations and Summary Information sections of this Form S-1.

Response

Your comment noted and corrected in the financials. Our description did previously include standard language that was not applicable to our revenue stream.

Organization and Offering Expenses

16. It appears that organization and offering expenses represent all of your expenses to date. Please clarify to us how you are able to generate revenues without incurring any related expenses.

Response

We have corrected our financial footnote to include only our organization and offering cost. Although small all of our operating expenses had been previously included as part of our organization cost footnote. Our organization expense of forming our corporation with the state of Nevada has now been separated for financial statement preparation.

Exhibit Index

17. Please list the Consulting Engagement Agreement in your exhibit index with an exhibit number.

Response

The Registrant has included the Consulting Engagement Agreement in the Exhibit Index with the proper exhibit number.

Exhibits

Exhibit 3.1

18. We note that you have included a copy of your certificate of incorporation instead of your articles of incorporation. Please revise to include a copy of your articles of incorporation. Refer to Item 601 of Regulation S-K for guidance.

Response

The Registrant has included and an Exhibits its Articles of Incorporation.

Thank you for your time and consideration on behalf of Trimax Consulting, Inc.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for Trimax Consulting, Inc.